UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Tallgrass Energy, LP

(Name of Issuer)

Class A Shares Representing Limited Partner Interests

(Title of Class of Securities)

874696107

(CUSIP Number)

Antonio Velázquez-Gaztelu Azpitarte

Enagás, S.A.

Paseo de los Olmos, 19

28005 Madrid, Spain

Tel: +34.91.709.93.30

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 874696107	13D	Page 1 of 8 pages

1	Name of Reporting Person Enagás, S.A.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Spain

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 124,307,584
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 124,307,584

11	Aggregate Amount Beneficially Owned by Each Reporting Person 124,307,584
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 44.42%
14	Type of Reporting Person CO

CUSIP No. 874696107	13D	Page 2 of 8 pages

1	Name of Reporting Person Enagás Internacional, S.L.U.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Spain

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 124,307,584
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 124,307,584

11	Aggregate Amount Beneficially Owned by Each Reporting Person 124,307,584
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 44.42%
14	Type of Reporting Person OO (Spanish limited company)

CUSIP No. 874696107	13D	Page 3 of 8 pages

1	Name of Reporting Person Enagás Holding USA, S.L.U.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Spain

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 124,307,584
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 124,307,584

11	Aggregate Amount Beneficially Owned by Each Reporting Person 124,307,584
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 44.42%
14	Type of Reporting Person OO (Spanish limited company)

CUSIP No. 874696107	13D	Page 4 of 8 pages

1	Name of Reporting Person Enagas U.S.A. LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 124,307,584
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 124,307,584

11	Aggregate Amount Beneficially Owned by Each Reporting Person 124,307,584
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 44.42%
14	Type of Reporting Person OO (limited liability company)

Explanatory Note

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on March 11, 2019, as amended to date, (the “Schedule 13D”), relating to the Class A Shares Representing Limited Partner Interests (the “Class A Shares”) of Tallgrass Energy, LP, a Delaware limited partnership (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by inserting the following information at the end of Item 3:

Pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated December [•], 2019, by and among Prairie Private Acquiror LP, a Delaware limited partnership (“Buyer”), Prairie Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of Buyer (“Buyer Sub”), the Issuer and TGE GP, Buyer will merge with and into the Issuer (the “Merger”), with the Issuer surviving the merger and owned, directly or indirectly, by certain entities affiliated with the Blackstone Group Inc. (the “Blackstone Group”). The descriptions of the Merger and the Merger Agreement set forth in Item 4 below are incorporated by reference in their entirety into this Item 3. The Merger Consideration (as defined below) will be funded by a combination of debt and equity capital arranged by the Blackstone Group and their affiliates.

Concurrently with the execution of the Merger Agreement, Credit Suisse Loan Funding LLC, Credit Suisse AG, Citigroup Global Markets Inc. and Jefferies Finance LLC (collectively, the “Financing Banks”) issued (i) a debt commitment letter (the “Debt Commitment Letter”), which was accepted by Buyer, pursuant to which the Financing Banks agreed to arrange and underwrite debt financing in an aggregate amount of up to $575 million pursuant to a senior unsecured bridge loan facility to fund a portion of the Merger Consideration pursuant to the Merger Agreement, subject to various customary terms and conditions contained in the Debt Commitment Letter and (ii) a debt commitment letter (the “Alternative Debt Commitment Letter”), which was accepted by Buyer, pursuant to which the Financing Banks agreed to arrange and underwrite a debt financing in an aggregate amount of up to $575 million pursuant to a term loan facility to fund a portion of the Merger Consideration pursuant to the Merger Agreement, subject to various customary terms and conditions contained in the Alternative Debt Commitment Letter. The terms of the Debt Commitment Letter and the Alternative Debt Commitment Letter are subject in all respect to a side letter agreement (the “Side Letter”) between the Financing Banks and the Buyer, which provides, among other things, for the ability of the Buyer to elect to pursue the financing contemplated under the Debt Commitment Letter or the Alternative Debt Commitment Letter, but not both.

Concurrently with the execution of the Merger Agreement, Buyer entered into an Equity Commitment Letter (the “Equity Commitment Letter”), dated December 16, 2019, with Blackstone Infrastructure Prairie Partners L.P., BIP Aggregator (USRPHC) L.P., BIP Aggregator Q L.P., Blackstone Infrastructure Partners – V L.P., Jasmine Ventures Pte. Ltd., Enagas Holding USA, S.L.U., Enagas U.S.A. LLC and L5 Investment Holdings LP (collectively, the “Equity Commitment Sponsors”), pursuant to which the Equity Commitment Sponsors have agreed to purchase, or cause the purchase of, the equity of Buyer, for an aggregate amount in cash up to $2,924,430,224.83, representing the aggregate amount of equity capital to be contributed directly or indirectly to Buyer solely for the purpose of allowing Buyer to fund a portion of the Merger Consideration pursuant to the Merger Agreement.

The foregoing descriptions of the Debt Commitment Letter, the Alternative Debt Commitment Letter, the Side Letter and the Equity Commitment Letter do not purport to be complete and are qualified in their entirety by the full text of such agreements, which are attached as exhibits to this Schedule 13D and are incorporated herein by reference.

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by inserting the following information at the end of Item 4:

Merger Agreement

Pursuant to the Merger Agreement, Buyer will merge with and into the Issuer, with the Issuer surviving the Merger and owned directly or indirectly by certain of the Blackstone Group entities, and certain of their affiliates and co-investors of the Blackstone Group.

Under the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each issued and outstanding Class A Share as of immediately prior to the Effective Time (other than Class A Shares and Class B Shares held immediately prior to the Effective Time by Class A Acquiror, the Up-C Acquirors and the Prairie Secondary Acquirors or their respective permitted transferees under the Equityholders Agreement (the “Sponsor Shares”)) will convert into the right to receive $22.45 per Class A Share in cash without any interest thereon (the “Merger Consideration”). The Sponsor Shares and TE Units issued and outstanding immediately prior to the Effective Time will be unaffected by the Merger and will be unchanged and remain outstanding, and no consideration will be delivered in respect thereof. Class A Shares, Class B Shares and TE Unites that constitute Retained Interests (as defined in Item 6) shall remain subject to the terms of the Management Side Letters (as defined in Item 6).

The Conflicts Committee (the “Conflicts Committee”) of the Board has recommended the approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, by the Issuer’s shareholders but may, pursuant to the Merger Agreement, subject to certain conditions, change its recommendation if the Conflicts Committee determines in good faith, after consultation with its financial advisor and outside legal counsel, that the failure to effect such a change in recommendation would be inconsistent with its duties under applicable law, as modified by the TGE LP Agreement.

The Merger Agreement contains customary representations and warranties from the parties to the Merger Agreement, and each such party has agreed to customary covenants, including, among others, (i) with respect to the Issuer, covenants relating to the conduct of business during the interim period between the execution of the Merger Agreement and the effective time of the Merger and (ii) the obligation to use commercially reasonable efforts to cause the Merger to be consummated.

The Issuer has agreed in the Merger Agreement to not pay any distributions with respect to its Class A Shares and to not permit Tallgrass Equity, LLC (“TE”) to pay any distributions on its TE Units during the pendency of the Merger, in each case, without the prior written consent of the Buyer. In the event the Merger Agreement is terminated in accordance with its terms, the Issuer will promptly distribute all amounts held by TE to the holders of TE Units that the Board determines would have otherwise been distributed to holders of TE Units if not for the restrictions on distributions set forth in the Merger Agreement, and following such distribution will distribute all amounts received by the Issuer pursuant to such distribution to the holders of Class A Shares as of a record date determined by the Board.

Completion of the Merger is subject to certain customary conditions, including, among others: (i) approval of the Merger Agreement by holders of a majority of the outstanding Class A Shares and Class B Shares in the Issuer, voting together as a single class (“Issuer Shareholder Approval”); (ii) there being no law, injunction, judgment or ruling prohibiting consummation of the transactions contemplated under the Merger Agreement or making the consummation of the transactions contemplated thereby illegal; (iii) subject to specified materiality standards, the accuracy of certain representations and warranties of the parties as of the date of execution of the Merger Agreement and as of the closing date; and (iv) compliance by the parties in all material respects with their covenants and obligations under the Merger Agreement.

The Merger Agreement provides for certain termination rights for both Buyer and the Issuer, including: (i) by the mutual written consent of the Issuer and Buyer; (ii) by either the Issuer (duly authorized by the Conflicts Committee) or Buyer, if (A) the Merger is prohibited by certain final and non-appealable legal restraints; (B) the Merger has not been consummated on or before July 16, 2020 (the “Outside Date”); or (C) the Issuer Shareholder Approval is not obtained; (iii) by Buyer, if (A) the Conflicts Committee makes an adverse change to its recommendation in favor of approving the Merger Agreement and the Merger or (B) under certain conditions, there has been a breach by the Issuer or TGE GP of any of their respective representations, warranties, covenants or agreements set forth in the Merger Agreement that is not cured or capable of being cured within the earlier of 30 days of written notice of such breach or the Outside Date; (iv) by the Issuer, if (A) under certain conditions, there has been a breach by Buyer or Buyer Sub of any of their respective representations, warranties, covenants or agreements set forth in the Merger Agreement or the Support Agreement (as defined below) that is not cured or capable of being cured within the earlier of 30 days of written notice of such breach or the Outside Date; or (B) under certain conditions, TGE GP has confirmed by irrevocable written notice to Buyer that certain closing conditions are satisfied and will remain satisfied, each of the Issuer and TGE GP is ready, willing and able to consummate the Merger, and Buyer fails to consummate the transactions contemplated by the Merger Agreement within 5 business days of such notice.

The Merger Agreement provides that upon termination of the Merger Agreement under certain circumstances, the Issuer will be obligated to cause TE to pay Buyer a termination fee equal to $70,000,000, and that upon termination of the Merger Agreement under certain other circumstances, Buyer will be obligated to pay the Issuer a termination fee equal to $105,000,000. Additionally, the Merger Agreement provides that the parties to the Merger Agreement shall be entitled to an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the provisions of the Merger Agreement, including causing Buyer to fund its equity financing commitment under certain circumstances.

The Issuer has agreed to hold a special meeting of its shareholders to obtain the Issuer Shareholder Approval. If the transactions contemplated by the Merger Agreement are consummated, the Issuer will become a privately held company owned directly or indirectly by certain of the Blackstone Group entities and certain affiliates and co-investors of the Blackstone Group and will no longer be listed on the New York Stock Exchange.

The parties anticipate that the Merger will close in the second quarter of 2020, pending the satisfaction of certain customary conditions thereto.

Support Agreement

Concurrently with the execution of the Merger Agreement, Class A Acquiror, the Up-C Acquirors, the Prairie Secondary Acquirors (collectively, the “Prairie Sponsors”) and the Issuer have entered into a support agreement (the “Support Agreement”). Pursuant to the Support Agreement, the Prairie Sponsors have agreed to vote all their Class A Shares and Class B Shares in the Issuer (i) in favor of the Merger, the adoption of the Merger Agreement and any other matter necessary or desirable for the consummation of the transactions contemplated by the Merger Agreement, including the Merger, and (ii) against (A) any alternative proposal and (B) any other action that could reasonably be expected to impede, interfere with, delay, postpone or materially adversely affect the Merger Agreement or any of the transactions contemplated thereby, including the Merger, or the matters contemplated by the Support Agreement. The Support Agreement will terminate upon the earliest of (a) the Effective Time, (b) the termination of the Merger Agreement in accordance with its terms and (c) the mutual written agreement of the parties to the Support Agreement to terminate the Support Agreement.

Limited Guaranty

Concurrently with the execution of the Merger Agreement, Blackstone Infrastructure Prairie Partners L.P., BIP Aggregator (USRPHC) L.P., BIP Aggregator Q L.P., Blackstone Infrastructure Partners – V L.P., Jasmine Ventures Pte. Ltd., Enagas Holding USA, S.L.U., Enagas U.S.A. LLC and L5 Investment Holdings LP (each, a “Guarantor” and collectively, the “Guarantors”) entered into a limited guaranty (the “Limited Guaranty”) with the Issuer, pursuant to which each Guarantor irrevocably and unconditionally guaranteed to the Issuer, on the terms and subject to the conditions set forth therein, the due and punctual payment of such Guarantor’s percentage as set forth on Schedule A to the Limited Guaranty (its “Maximum Guarantor Percentage”) when due of the payment obligations of Buyer to the Issuer with respect to the Buyer Termination Fee (as defined in the Merger Agreement) and accrued interest thereon, if any, pursuant to Section 8.2(c) of the Merger Agreement (the “Obligations”). Each Guarantor’s liability for any amount that becomes payable under the Limited Guaranty may not exceed such Guarantor’s Maximum Guarantor Percentage of such amount, and each Guarantor’s aggregate liability under the Limited Guaranty will not exceed an amount equal to its Maximum Guarantor Percentage of $105 million.

The Limited Guaranty will terminate as of the earliest of (i) the consummation of the closing of the transactions contemplated by the Merger Agreement, (ii) the termination of the Merger Agreement in accordance with its terms under circumstances in which the Buyer would not be obligated to pay the Buyer Termination Fee, (iii) (A) the six-month anniversary of any termination of the Merger Agreement in accordance with its terms under circumstances in which the Buyer would be obligated to pay the Buyer Termination Fee if the Issuer has not presented a claim for payment of any Obligations to the Buyer or any Guarantor by such six-month anniversary or, if the Issuer has made a claim under this Limited Guaranty prior to such date, (B) the earliest of (1) a final, non-appealable order by any governmental authority resolving such claim determining that the Buyer does not have any liability to the Issuer that gives rise to the Obligations, (2) payment of the amounts due and owing in respect of the Obligations as determined in a final, non-appealable order by any governmental authority resolving such claim and (3) a written agreement among the Guarantors and the Issuer terminating the obligations of the Guarantors pursuant to the Limited Guaranty and (iv) payment of the Obligations.

The foregoing descriptions of the Merger Agreement, the Support Agreement and the Limited Guaranty do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which are attached as exhibits to this Schedule 13D and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) of the Schedule 13D is amended and restated in its entirety by inserting the following information:

The following sets forth the aggregate number of Class A Shares and percentage of Class A Shares outstanding beneficially owned by each of the Reporting Persons, as well as the number of Class A Shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 279,852,537 Class A Shares outstanding, which assumes that each Class B Share and TE Unit beneficially owned by the Reporting Persons is exchanged for a corresponding number of Class A Shares pursuant to the TGE LP Agreement:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Enagás, S.A.	124,307,584	44.42%	0	124,307,584	0	124,307,584
Enagás Internacional, S.L.U.	124,307,584	44.42%	0	124,307,584	0	124,307,584
Enagás Holding USA, S.L.U.	124,307,584	44.42%	0	124,307,584	0	124,307,584
Enagas U.S.A. LLC	124,307,584	44.42%	0	124,307,584	0	124,307,584

Class A Acquiror directly holds 21,751,018 Class A Shares.

Up-C Acquiror 1 directly holds 92,778,793 Class B Shares and a corresponding number of TE Units, and Up-C Acquiror 2 directly holds 7,876,328 Class B Shares and a corresponding number of TE Units.

Secondary Acquiror 1 directly holds 773,510 Class A Shares, and Secondary Acquiror 2 directly holds 1,127,935 Class A Shares.

Holdings Manager is the general partner of each of the Up-C Acquirors, Class A Acquiror and each of the Prairie Secondary Acquirors. Pursuant to the Equityholders Agreement, the consent of Enagás Holding and Enagas USA is required in certain circumstances for Holdings Manager to direct the voting and disposition of the securities held by the Acquirors. Enagás is the sole shareholder of Enagás Internacional, which is the sole shareholder of Enagás Holding, which is the sole member of Enagas USA. As a result, each of the Reporting Persons may be deemed to beneficially own the Class A Shares, Class B Shares and TE Units held by the Acquirors. Enagás is a publicly traded corporation with shares listed on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges (Spain).

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of the Class A Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed. Each Reporting Person expressly disclaims beneficial ownership of such Class A Shares and any assertion or presumption that it or he and the other persons on whose behalf this Schedule 13D is filed constitute a “group.”

By virtue of the Equityholders Agreement, dated March 11, 2019 (the “Equityholders Agreement”), by and among certain of the Reporting Persons and their equityholders, Holdings Manager and certain of its affiliates (“Blackstone”) including the Acquirors, Jasmine Ventures Pte. Ltd. and certain of its affiliates (“GIC” and, together with Blackstone, the “Separately Reporting Persons”), the Reporting Persons and the Separately Reporting Persons may each be deemed to be a member of a “group” for purposes of Section 13(d) of the Exchange Act. However, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the

Reporting Persons or any of the Separately Reporting Persons are members of any such group. Each of the Separately Reporting Persons has separately made a Schedule 13D filing reporting the Class A Shares they may be deemed to beneficially own. Collectively, the Reporting Persons, Blackstone and GIC beneficially own an aggregate of 124,307,584 Class A Shares, representing approximately 44.42% of the outstanding Class A Shares. Each Reporting Person disclaims beneficial ownership of the Class A Shares that may be deemed to be beneficially owned by the Separately Reporting Persons.

Item 5(c) of the Schedule 13D is amended and supplemented by inserting the following information:

Except as set forth in this Amendment No. 3, none of the Reporting Persons has effected any transactions in Class A Shares during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by inserting the following information at the end of Item 6:

Assignment between Up-C Acquiror 1 and Up-C Acquiror 2

On October 1, 2019, Up-C Acquiror 1 distributed to an affiliate of Blackstone Infrastructure beneficial ownership of 5,575,045 Class B Shares and 5,575,045 TE Units, and a portion of its member interest in GP Acquiror, and such affiliate transferred such Class B Shares, TE Units and member interest to Up-C Acquiror 2 in exchange for approximately $98.8 million and the assumption of approximately $50.3 million of debt.

The information provided or incorporated by reference in each of Item 3 and Item 4 is hereby incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits.

Item 7 is hereby amended by adding the following:

Exhibit	Description

12	Debt Commitment Letter, dated December 16, 2019, by and among Prairie Private Acquiror LP, Credit Suisse Loan Funding LLC, Credit Suisse AG, Citigroup Global Markets Inc. and Jefferies Finance LLC.

13	Alternative Debt Commitment Letter, dated December 16, 2019, by and among Prairie Private Acquiror LP, Credit Suisse Loan Funding LLC, Credit Suisse AG, Citigroup Global Markets Inc. and Jefferies Finance LLC.

14	Side Letter, dated December 16, 2019, by and among Prairie Private Acquiror LP, Credit Suisse Loan Funding LLC, Credit Suisse AG, Citigroup Global Markets Inc. and Jefferies Finance LLC.

15

Equity Commitment Letter, dated December 16, 2019, by and among Blackstone Infrastructure Prairie Partners L.P., BIP Aggregator (USRPHC) L.P., BIP Aggregator Q L.P., Blackstone Infrastructure Partners – V L.P., Jasmine Ventures Pte. Ltd., Enagas Holding USA, S.L.U., Enagas U.S.A. LLC and L5 Investment Holdings LP and Prairie Private Acquiror LP.

16

Agreement and Plan of Merger, dated December 16, 2019, by and among Prairie Private Acquiror LP, Prairie Merger Sub LLC, Tallgrass Energy, LP and Tallgrass Energy GP, LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Tallgrass Energy, LP on December 17, 2019).

17

Support Agreement, dated December 16, 2019, by and among Tallgrass Energy, LP, Prairie Non-ECI Acquiror LP, Prairie ECI Acquiror LP, Prairie VCOC Acquiror LP, Prairie Secondary Acquiror L.P. and Prairie Secondary Acquiror E L.P. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Tallgrass Energy, LP on December 17, 2019).

18

Limited Guaranty, dated December 16, 2019, by and among Blackstone Infrastructure Prairie Partners L.P., BIP Aggregator (USRPHC) L.P., BIP Aggregator Q L.P., Blackstone Infrastructure Partners – V L.P., Jasmine Ventures Pte. Ltd., Enagas Holding USA, S.L.U., Enagas U.S.A. LLC and L5 Investment Holdings LP and Tallgrass Energy, LP.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 18, 2019

ENAGÁS, S.A.

By:	/s/ Marcelino Oreja Arburúa
Name:	Marcelino Oreja Arburúa
Title:	Authorized Representative

ENAGÁS INTERNACIONAL, S.L.U.

By:	/s/ Marcelino Oreja Arburúa
Name:	Marcelino Oreja Arburúa
Title:	Authorized Representative

ENAGÁS HOLDING USA, S.L.U.

By:	/s/ Marcelino Oreja Arburúa
Name:	Marcelino Oreja Arburúa
Title:	Authorized Representative

ENAGAS U.S.A. LLC

By:	/s/ Marcelino Oreja Arburúa
Name:	Marcelino Oreja Arburúa
Title:	Authorized Representative